Avino Silver & Gold Mines Ltd.
Suite 900 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Tel: 604 682-3701
Fax: 604 682-3600

January 9, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Avino Silver & Gold Mines Ltd. Registration Statement on Form F-3; Registration No. 333-193130

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avino Silver & Gold Mines Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-3 (File No. 333-193130), together with all exhibits thereto, filed on December 30, 2013 (the “Registration Statement”).

The Company inadvertently submitted the Registration Statement under the incorrect submission type.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact Daniel B. Eng, 415-772-9608.

Very truly yours, Avino Silver & Gold Mines Ltd. /s/ David Wolfin David Wolfin President and Chief Executive Officer